[SEC CORRESPONDENCE]

Wireless Ronin Technologies, Inc.

5929 Baker Road, Suite 475

Minnetonka, MN 55345

VIA EDGAR	January 30, 2013

Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc.
Registration Statement on Form S-3
Filed January 4, 2013
File No. 333-185885

Dear Mr. Shuman:

We are responding to your letter dated January 29, 2013. Our responses follow the comments included in such letter, which are presented in boldface type.

General

1.	On December 31, 2012, the aggregate market value of outstanding common stock held by non-affiliates was $7,268,616, and during the prior twelve calendar months, you offered $1,408,146 of securities pursuant to General Instruction I.B.6 of Form S-3. You are registering $15 million of common stock, warrants, and units. Please confirm your understanding that at the time you file prospectus supplements for takedowns off the shelf, the aggregate market value of securities sold by or on behalf of you pursuant to General Instruction I.B.6 of Form S-3 during the period of 12 calendar months immediately prior to, and including, the sale must be no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates. For guidance, refer to Questions 116.22 and 116.23 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Securities Act Forms.

Response: We hereby confirm our understanding of such limitation.

Mark Shuman

U.S. Securities and Exchange Commission

January 30, 2013

Available Information, page 3

2.	Please incorporate by reference from your current report on Form 8-K filed January 4, 2013. See Item 12(a)(2) of Form S-3, and for guidance, refer to Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Securities Act Forms. Ensure that the list of previously filed documents incorporated by reference is complete when you file the amendment.

Response: We have incorporated by reference the above-referenced Form 8-K into Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3.

We acknowledge that:

•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 564-3525.

Sincerely,

/s/ Darin P. McAreavey
Darin P. McAreavey
Senior Vice President and Chief Financial Officer

cc:	Scott N. Ross, Esq.
Senior Vice President, General Counsel and Secretary
Brett D. Anderson, Esq.